N-SAR Item 77.I. Terms of New or Amended Securities

At a meeting held on July 15, 2008, the Board of Directors of Dreyfus International Funds, Inc.-Dreyfus Premier Emerging Markets Fund (the “Fund”) approved a proposal to modify the eligibility requirements of the Fund’s Class I shares. These changes were reflected in a Post-Effective Amendment to the Fund’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on September 26, 2008.